Exhibit 99.1

FOURTH QUARTER 2021
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FOURTH QUARTER AND 2021 RESULTS

All amounts are in Canadian dollars and are based on our audited Annual and unaudited Interim Consolidated Financial Statements for the year and quarter ended October 31, 2021 and related notes prepared in accordance with International Financial Reporting Standards (IFRS). Our 2021 Annual Report (which includes our audited Annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis), our 2021 Annual Information Form and our Supplementary Financial Information are available on our website at: http://www.rbc.com/investorrelations.

TORONTO, December 1, 2021 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $16.1 billion for the year ended October 31, 2021, up $4.6 billion or 40% from the prior year. Our results this year included releases of provisions on performing loans of $1.4 billion, primarily driven by improvements in our macroeconomic and credit quality outlook. In comparison, the prior year reflected elevated provisions on performing loans of $2.6 billion due to the impact of the COVID-19 pandemic. Diluted EPS was $11.06, up 41% from the prior year.

Earnings in Personal & Commercial Banking and Capital Markets were up from last year, largely due to the favourable impact of lower PCL. Higher results in Wealth Management and Insurance also contributed to the increase in net income. These factors were partially offset by lower earnings in Investor & Treasury Services.

Pre-provision, pre-tax earnings6 of $19.9 billion were up 6% from a year ago, mainly reflecting strong client-driven growth in volumes and fee-based assets, constructive markets, record investment banking revenue, and prudent management of discretionary spend. These factors were partially offset by lower spreads largely reflecting the impact of low interest rates, higher expenses driven by higher variable compensation and continued investments in our franchises, and lower trading revenue.

The PCL on loans ratio of (10) bps decreased by 73 bps from the prior year, due to lower provisions in Personal & Commercial Banking, Capital Markets and Wealth Management. The PCL on impaired loans ratio was 10 bps, down 14 bps from the prior year.

Our capital position remained robust, with a Common Equity Tier 1 (CET1) ratio of 13.7%, up 120 bps from the prior year. In addition, this year we returned $6.2 billion to our shareholders through common dividends. And today, we declared a quarterly dividend of $1.20 per share reflecting an increase of $0.12 or 11%. Also, we announced our intention, subject to the approval of the Office of the Superintendent of Financial Institutions (OSFI) and the TSX, to commence a normal course issuer bid and to repurchase for cancellation up to 45 million common shares.

”In a year defined by the continued effects of the pandemic, RBC employees around the world demonstrated incredible resilience, and a commitment to helping our clients thrive and communities prosper. Across our businesses, we saw elevated growth in client activity and our teams responded with differentiated ideas and offerings to meet our clients’ needs and create long-term value. As a result, our overall performance in 2021 reflected strong earnings, premium shareholder performance, and highlighted our ability to successfully navigate a complex operating environment while continuing to invest in talent and innovations to support future growth. We are pleased to increase our quarterly dividend by 11% and announced today our intention to repurchase up to 45 million common shares, in line with our commitment to driving long-term value for our shareholders.”

– Dave McKay, RBC President and Chief Executive Officer

2021 Full-Year Business Segment Performance

◾

54% earnings growth in Personal & Commercial Banking, primarily attributable to lower PCL. Earnings growth also reflected strong average volume growth of 10% (+7% in loans and +13% in deposits) in Canadian Banking, including record levels of mortgage originations. Higher non-interest income including strong growth in mutual fund balances and significant client activity in our Direct Investing business, also contributed to the increase. These factors were partially offset by lower spreads, mainly due to lower interest rates and changes in product mix. We continued to invest in digital solutions to further enhance the client experience and deliver differentiated advice, products and services.

◾

22% earnings growth in Wealth Management, mainly due to higher average fee-based client assets reflecting market appreciation from a strong rebound in equity markets, as well as net sales driven by the quality of our advice, the breadth of our investment and holistic wealth planning solutions and clients’ trust in our brand. Strong average volume growth of 10% in loans and 17% in deposits, largely in U.S. Wealth Management (including City National), also contributed to the increase. These factors were

1	Earnings per share (EPS).
2	Provision for credit losses (PCL).
3	Basis points (bps).
4	Return on equity (ROE). For further information, refer to the Key performance and non-GAAP measures section on page 11 of this Earnings Release.
5	This ratio is calculated by dividing Common Equity Tier 1 (CET1) by risk-weighted assets, in accordance with OSFI’s Basel III Capital Adequacy Requirements guideline.
6

Pre-provision, pre-tax earnings is calculated as income (2021: $16,050 million; 2020: $11,437 million) before income taxes (2021: $4,581 million; 2020: $2,952 million) and PCL (2021: -$753 million; 2020: $4,351 million). This is a non-GAAP measure. For further information, refer to the Key performance and non-GAAP measures section on page 11 of this Earnings Release.

partially offset by higher variable compensation and the impact of lower spreads, mainly due to lower interest rates and changes in average earning assets mix.

◾

7% earnings growth in Insurance, largely due to favourable annual actuarial assumption updates and lower claims costs. These factors were partially offset by lower favourable investment-related experience, including the impact of realized investment gains in the prior year, as well as a lower impact from reinsurance contract renegotiations.

◾

18% lower earnings in Investor & Treasury Services, primarily due to lower client deposit revenue largely driven by lower interest rates. Lower funding and liquidity revenue also contributed to the decrease, mainly reflecting net favourable impacts from market volatility and interest rate movements in the prior year, as well as the impact of lower interest rates and lower gains from the disposition of securities, partially offset by a greater impact in the prior year from elevated enterprise liquidity.

◾

51% earnings growth in Capital Markets, primarily driven by lower PCL. Record revenue in Corporate and Investment Banking also contributed to the increase as strong deal flow was underpinned by M&A, loan syndication and Equity Capital Markets fee pools reaching all-time highs during the fiscal year. These factors were partially offset by higher taxes reflecting an increase in the proportion of earnings from higher tax rate jurisdictions, as well as lower revenue in Global Markets largely due to spread compression in repo and secured financing products and reduced client activity in our Fixed income, currencies and commodities business.

Q4 2021 Performance

Earnings of $3.9 billion were up $646 million or 20% from a year ago, largely due to lower PCL. Higher earnings in Personal & Commercial Banking reflected robust volume growth, and in Capital Markets were driven by strong M&A activity. Solid earnings growth in Investor & Treasury Services, Insurance and Wealth Management also contributed to the increase. Pre-provision, pre-tax earnings7 of $4.8 billion were up 4% from a year ago.

Earnings were down $404 million or 9% from last quarter due to lower earnings in Capital Markets, Wealth Management and Personal & Commercial Banking. These results were partially offset by higher earnings in Insurance and Investor & Treasury Services.

Q4 2021 compared to Q4 2020	• Net income of $3,892 million	é 20%
	• Diluted EPS of $2.68	é 20%
	• ROE of 16.9%	é 90 bps
	• CET1 ratio of 13.7%	é 120 bps

Q4 2021 compared to Q3 2021	• Net income of $3,892 million	ê 9%
	• Diluted EPS of $2.68	ê 10%
	• ROE of 16.9%	ê 270 bps
	• CET1 ratio of 13.7%	é 10 bps

Q4 2021 Business Segment Performance

Personal & Commercial Banking

Net income of $2,033 million increased $531 million or 35% from a year ago, primarily attributable to lower PCL. Earnings growth also reflected strong average volume growth in Canadian Banking of 9% in loans and 9% in deposits, including strong mortgage growth. Higher non-interest income, including higher mutual fund distribution fees and card service revenue, also contributed to the increase. These factors were partially offset by lower spreads, mainly due to the ongoing impact of the low interest rate environment, changes in product mix and competitive pricing pressures.

Compared to last quarter, net income decreased $80 million or 4%, primarily due to lower spreads. Lower card service revenue, the timing of professional fees as well as higher marketing and technology-related costs also contributed to the decrease. These factors were partially offset by average volume growth of 3% in Canadian Banking, lower PCL and higher average mutual fund balances driving higher distribution fees.

Wealth Management

Net income of $558 million increased $12 million or 2% from a year ago driven by higher average fee-based client assets reflecting market appreciation and net sales and average volume growth, largely in U.S. Wealth Management (including City National). These factors were largely offset by higher variable compensation commensurate with increased revenue, a legal provision in U.S. Wealth Management (including City National) and lower spreads.

Compared to last quarter, net income decreased $186 million or 25%, mainly due to a legal provision in U.S. Wealth Management (including City National). Revenue growth from higher average fee-based client assets reflecting market appreciation and net sales was more than offset by higher variable compensation, lower spreads, lower transactional revenue, mainly driven by decreased client activity, and higher staff-related costs.

[7]

Pre-provision, pre-tax earnings is calculated as income (Q4 2021: $3,892 million; Q4 2020: $3,246 million) before income taxes (Q4 2021: $1,096 million; Q4 2020: $900 million) and PCL (Q4 2021: -$227 million; Q4 2020: $427 million). This is a Non-GAAP measure. For further information, refer to the Key Performance and Non-GAAP measures section on page 11 of this Earnings Release.

Insurance

Net income of $267 million increased $13 million or 5% from a year ago, primarily due to favourable annual actuarial assumption updates, partially offset by lower favourable investment-related experience, including the impact of realized investment gains in the prior year.

Compared to last quarter, net income increased $33 million or 14%, largely due to favourable annual actuarial assumption updates, partially offset by lower favourable investment-related experience.

Investor & Treasury Services

Net income of $109 million increased $18 million or 20% from a year ago, primarily driven by higher revenue from our asset services business.

Compared to last quarter, net income increased $21 million or 24%, mainly driven by lower taxes due to favourable tax adjustments, and higher funding and liquidity revenue primarily reflecting the impact of interest rate movements.

Capital Markets

Net income of $920 million increased $80 million or 10% from a year ago, largely driven by higher revenue in Corporate and Investment Banking as a result of increased M&A activity across all regions and higher loan syndication activity in North America. Higher Other revenue and lower PCL also contributed to the increase. These factors were partially offset by lower revenue in Global Markets, including lower fixed income trading revenue across all regions and lower equity trading revenue in North America, and the impact of foreign exchange translation.

Compared to last quarter, net income decreased $209 million or 19%, mainly driven by lower releases of PCL on performing assets. Lower fixed income trading revenue across all regions due to reduced client activity and lower loan syndication activity across most regions also contributed to the decrease. These factors were partially offset by lower compensation.

Capital, Liquidity and Credit Quality

Capital – As at October 31, 2021, our CET1 ratio was 13.7%, up 10 bps from last quarter reflecting internal capital generation partially offset by strong risk-weighted assets growth supporting client-driven business activities.

Liquidity – For the quarter ended October 31, 2021, the average LCR was 123%, which translates into a surplus of approximately $67 billion, compared to 125% and a surplus of approximately $69 billion in the prior quarter. LCR has remained relatively stable compared to the previous quarter as growth in retail and wholesale loans was offset by the issuance of term funding and increases in client deposits.

The Net Stable Funding Ratio (NSFR) as at October 31, 2021 was 116%, which translates into a surplus of approximately $114 billion, compared to 116% and a surplus of approximately $110 billion in the prior quarter. NSFR has remained stable compared to the previous quarter as growth in retail and wholesale loans was offset by the issuance of term funding and increases in client deposits.

Credit Quality

Q4 2021 vs. Q4 2020

Total PCL was $(227) million. PCL on loans of $(218) million decreased $616 million from a year ago, due to lower provisions in Personal & Commercial Banking, Capital Markets and Wealth Management. The PCL on loans ratio of (12) bps decreased 35 bps, and the PCL on impaired loans ratio of 7 bps decreased 8 bps.

PCL on loans in Personal & Commercial Banking decreased $523 million, primarily due to releases of provisions on performing loans in the majority of our Canadian Banking portfolios in the current quarter, driven by improvements in our macroeconomic and credit quality outlook, as compared to provisions taken in the prior year due to the impact of the COVID-19 pandemic. Lower provisions on impaired loans in the majority of our Canadian Banking retail portfolios and our Caribbean Banking portfolios also contributed to the decrease.

PCL on loans in Wealth Management decreased $46 million or 90%, due to lower provisions in U.S. Wealth Management (including City National). The decrease was largely due to releases of provisions on performing loans in the current quarter driven by improvements in our macroeconomic and credit quality outlook, as compared to provisions taken in the prior year due to the impact of the COVID-19 pandemic. This was partially offset by higher provisions on impaired loans.

PCL on loans in Capital Markets decreased $48 million, mainly due to recoveries on impaired loans in the current year as compared to provisions taken in the prior year, largely in the oil and gas sector. This was partially offset by lower releases of provisions on performing loans in the current quarter as the prior year reflected the impact of higher repayments.

Q4 2021 vs. Q3 2021

Total PCL was $(227) million, compared to $(540) million in the prior quarter, increasing $313 million or 58%. PCL on loans was $(218) million, compared to $(492) million in the prior quarter, increasing $274 million or 56%, due to lower releases of provisions in Capital

Markets and higher provisions in Wealth Management partially offset by lower provisions in Personal & Commercial Banking. The PCL on loans ratio increased 16 bps, and the PCL on impaired loans ratio decreased 1 bp from last quarter.

PCL on loans in Personal & Commercial Banking decreased $33 million or 19%, primarily reflecting lower provisions on impaired loans in the majority of our Canadian Banking portfolios due to the economic recovery underway and the continued impact of the COVID-19 related government support programs, and recoveries in our Caribbean Banking portfolios in the current quarter. Higher releases of provisions on performing loans in our Canadian Banking commercial portfolios, partially offset by lower releases on performing loans in the majority of our Canadian Banking retail portfolios and our Caribbean Banking portfolios, also contributed to the decrease.

PCL on loans in Wealth Management increased $26 million, primarily in U.S. Wealth Management (including City National), largely reflecting provisions on impaired loans in the current quarter as compared to recoveries in the prior quarter. Lower releases of provisions on performing loans also contributed to the increase as the prior quarter reflected a higher impact from the continued improvements in our macroeconomic and credit quality outlook.

PCL on loans in Capital Markets increased $282 million or 94%, primarily due to lower releases of provisions on performing loans in the current quarter as the prior quarter reflected a higher impact from the continued improvements in our macroeconomic and credit quality outlook.

Selected financial and other highlights

	As at or for the three months ended			For the year ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020
Total revenue	$12,376	$12,756	$11,092	$49,693	$47,181
Provision for credit losses (PCL)	(227)	(540)	427	(753)	4,351
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	1,032	1,304	461	3,891	3,683
Non-interest expense	6,583	6,420	6,058	25,924	24,758
Income before income taxes	4,988	5,572	4,146	20,631	14,389
Net income	$3,892	$4,296	$3,246	$16,050	$11,437
Segments - net income
Personal & Commercial Banking	$2,033	$2,113	$1,502	$7,847	$5,087
Wealth Management (1)	558	744	546	2,626	2,154
Insurance	267	234	254	889	831
Investor & Treasury Services	109	88	91	440	536
Capital Markets	920	1,129	840	4,187	2,776
Corporate Support (1)	5	(12)	13	61	53
Net income	$3,892	$4,296	$3,246	$16,050	$11,437
Selected information
Earnings per share (EPS) - basic	$2.68	$2.97	$2.23	$11.08	$7.84
- diluted	2.68	2.97	2.23	11.06	7.82
Return on common equity (ROE) (2)	16.9%	19.6%	16%	18.6%	14.2%
Average common equity (2)	$89,500	$85,800	$78,800	$84,850	$78,800
Net interest margin (NIM) - on average earning assets, net (3)	1.43%	1.51%	1.52%	1.48%	1.55%
PCL on loans as a % of average net loans and acceptances	(0.12)%	(0.28)%	0.23%	(0.10)%	0.63%
PCL on performing loans as a % of average net loans and acceptances	(0.19)%	(0.36)%	0.08%	(0.20)%	0.39%
PCL on impaired loans as a % of average net loans and acceptances	0.07%	0.08%	0.15%	0.10%	0.24%
Gross impaired loans (GIL) as a % of loans and acceptances	0.31%	0.35%	0.47%	0.31%	0.47%
Liquidity coverage ratio (LCR) (4)	123%	125%	145%	123%	145%
Net stable funding ratio (5)	116%	116%	n.a.	116%	n.a.
Capital ratios and Leverage ratio (6)
Common Equity Tier 1 (CET1) ratio	13.7%	13.6%	12.5%	13.7%	12.5%
Tier 1 capital ratio	14.9%	15.0%	13.5%	14.9%	13.5%
Total capital ratio	16.7%	16.7%	15.5%	16.7%	15.5%
Leverage ratio	4.9%	5.0%	4.8%	4.9%	4.8%
Selected balance sheet and other information (7)
Total assets	$1,706,323	$1,693,540	$1,624,548	$1,706,323	$1,624,548
Securities, net of applicable allowance	284,724	271,950	275,814	284,724	275,814
Loans, net of allowance for loan losses	717,575	698,041	660,992	717,575	660,992
Derivative related assets	95,541	102,033	113,488	95,541	113,488
Deposits	1,100,831	1,084,878	1,011,885	1,100,831	1,011,885
Common equity	91,983	88,803	80,719	91,983	80,719
Total risk-weighted assets	552,541	543,047	546,242	552,541	546,242
Assets under management (AUM) (3)	1,008,700	983,500	843,600	1,008,700	843,600
Assets under administration (AUA) (3), (8)	6,347,300	6,369,400	5,891,200	6,347,300	5,891,200
Common share information
Shares outstanding (000s) - average basic	1,424,534	1,424,614	1,422,578	1,424,343	1,423,915
- average diluted	1,427,225	1,427,198	1,426,466	1,426,735	1,428,770
- end of period	1,424,525	1,424,463	1,422,473	1,424,525	1,422,473
Dividends declared per common share	$1.08	$1.08	$1.08	$4.32	$4.29
Dividend yield (9)	3.3%	3.5%	4.4%	3.8%	4.7%
Dividend payout ratio (3)	40%	36%	48%	39%	55%
Common share price (RY on TSX) (10)	$128.82	$126.18	$93.16	$128.82	$93.16
Market capitalization (TSX) (10)	183,507	179,739	132,518	183,507	132,518
Business information (number of)
Employees (full-time equivalent) (FTE)	85,301	85,887	83,842	85,301	83,842
Bank branches	1,295	1,303	1,329	1,295	1,329
Automated teller machines (ATMs)	4,378	4,374	4,557	4,378	4,557
Period average US$ equivalent of C$1.00 (11)	$0.796	$0.812	$0.756	$0.796	$0.744
Period-end US$ equivalent of C$1.00	$0.808	$0.801	$0.751	$0.808	$0.751

(1)

Effective Q4 2021, gains (losses) on economic hedges of our U.S. share-based compensation plans, which are reflected in revenue, and related variability in share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. share-based compensation plans have been reclassified from our Wealth Management segment to Corporate Support. Comparative amounts have been reclassified to conform with this presentation.

(2)

Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section of this Earnings Release.

(3)	See the Glossary section of our 2021 Annual Report for composition of this measure.
(4)

LCR is the average for the three months ended for each respective period and is calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Liquidity Adequacy Requirements (LAR) guidance. For further details, refer to the Liquidity and funding risk section of our 2021 Annual Report.

(5)

Beginning in Q1 2021, OSFI requires Canadian Domestic Systemically Important Banks (D-SIBs) to disclose the NSFR on a prospective basis. The NSFR is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) guideline. For further details, refer to the Liquidity and funding risk section of our 2021 Annual Report.

(6)	Capital ratios are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline and the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline.
(7)	Represents period-end spot balances.
(8)

AUA includes $15 billion and $3 billion (July 31, 2021 – $15 billion and $3 billion, October 31, 2020 – $16 billion and $7 billion) of securitized residential mortgages and credit card loans, respectively.

(9)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(10)	Based on TSX closing market price at period-end.
(11)	Average amounts are calculated using month-end spot rates for the period.
n.a.	not applicable

Personal & Commercial Banking

	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2021	2021	2020
Net interest income	$3,169	$3,206	$3,114
Non-interest income	1,436	1,445	1,259
Total revenue	4,605	4,651	4,373
PCL on performing assets	(342)	(341)	135
PCL on impaired assets	134	162	181
PCL	(208)	(179)	316
Non-interest expense	2,087	1,998	2,030
Income before income taxes	2,726	2,832	2,027
Net income	$2,033	$2,113	$1,502

Revenue by business
Canadian Banking	$4,414	$4,463	$4,165
Caribbean & U.S. Banking	191	188	208

Selected balances and other information
ROE	32.5%	33.6%	26.0%
NIM	2.42%	2.52%	2.59%
Efficiency ratio (1)	45.3%	43.0%	46.4%
Operating leverage (2)	2.5%	6.3%	(5.4)%
Average total assets	$543,900	$530,400	$503,200
Average total earning assets, net	518,900	505,600	478,500
Average loans and acceptances, net	522,200	509,300	482,000
Average deposits	524,300	507,600	481,300
AUA (3), (4)	367,700	356,100	292,800
Average AUA	363,500	349,100	297,600
AUM (4)	5,400	5,400	5,300
PCL on impaired loans as a % of average net loans and acceptances	0.10%	0.13%	0.15%

Other selected information - Canadian Banking
Net income	$1,970	$2,024	$1,474
NIM	2.42%	2.51%	2.56%
Efficiency ratio	43.8%	41.4%	44.9%
Operating leverage	2.7%	6.1%	(6.8)%

(1)	Calculated as non-interest expense divided by total revenue.
(2)	Defined as the difference between our revenue growth rate and non-interest expense growth rate.
(3)

AUA includes securitized residential mortgages and credit card loans as at October 31, 2021 of $15 billion and $3 billion, respectively (July 31, 2021 – $15 billion and $3 billion, October 31, 2020 – $16 billion and $7 billion).

(4)	Represents period-end spot balances.

Q4 2021 vs. Q4 2020

Net income increased $531 million or 35% from a year ago, primarily attributable to lower PCL. Average volume growth in Canadian Banking and higher non-interest income also contributed to the increase. These factors were partially offset by lower spreads.

Total revenue increased $232 million or 5%, mainly due to average volume growth in Canadian Banking of 9% in loans and 9% in deposits, higher average mutual fund balances driving higher distribution fees, and higher card service revenue reflecting increased client activity. These factors were partially offset by lower spreads.

Net interest margin was down 17 bps compared to the same quarter last year, mainly due to the ongoing impact of the low interest rate environment, changes in product mix and competitive pricing pressures.

PCL decreased $524 million, primarily reflecting releases of provisions on performing loans in the current quarter as compared to provisions taken in the prior year. Lower provisions on impaired loans also contributed to the decrease, resulting in a decrease of 5 bps in the PCL on impaired loans ratio. For further details on PCL, refer to Capital, Liquidity and Credit Quality in the Q4 2021 Business Segment Performance section of this Earnings Release.

Non-interest expense increased $57 million or 3%, mainly attributable to higher staff-related costs.

Q4 2021 vs. Q3 2021

Net income decreased $80 million or 4% from last quarter, primarily due to lower spreads. Lower card service revenue, the timing of professional fees as well as higher marketing and technology-related costs also contributed to the decrease. These factors were partially offset by average volume growth of 3% in Canadian Banking, lower PCL and higher average mutual fund balances driving higher distribution fees.

Wealth Management
	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	2021	2021	2020
Net interest income	$675	$682	$686
Non-interest income (1)	2,769	2,691	2,375
Total revenue (1)	3,444	3,373	3,061
PCL on performing assets	(7)	(19)	51
PCL on impaired assets	12	(2)	—
PCL	5	(21)	51
Non-interest expense (1)	2,718	2,434	2,304
Income before income taxes (1)	721	960	706
Net income (1)	$558	$744	$546
Revenue by business
Canadian Wealth Management	$1,032	$1,012	$835
U.S. Wealth Management (including City National) (1)	1,628	1,592	1,532
U.S. Wealth Management (including City National) (US$ millions) (1)	1,296	1,293	1,158
Global Asset Management	711	692	608
International Wealth Management	73	77	86
Selected balances and other information
ROE	13.1%	18.3%	13.0%
NIM	2.06%	2.25%	2.50%
Pre-tax margin (1), (2)	20.9%	28.5%	23.1%
Selected average balance sheet information
Average total assets	$146,600	$136,300	$126,300
Average total earning assets, net	130,000	120,200	109,300
Average loans and acceptances, net	87,000	83,800	81,000
Average deposits	151,500	142,800	132,100
Other information
AUA - total (3)	1,322,300	1,292,800	1,100,000
- U.S. Wealth Management (including City National) (3)	704,200	690,400	583,800
- U.S. Wealth Management (including City National) (US$ millions) (3)	568,800	553,300	438,200
AUM (3)	1,000,600	975,600	836,400
Average AUA	1,314,100	1,265,200	1,107,700
Average AUM	997,400	956,300	839,600
PCL on impaired loans as a % of average net loans and acceptances	0.05%	(0.01)%	0.00%
Number of advisors (4)	5,548	5,522	5,428

	For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q4 2021 vs Q4 2020	Q4 2021 vs Q3 2021
Increase (decrease):
Total revenue	$(95)	$31
Non-interest expense	(91)	27
Net income	(4)	3
Percentage change in average US$ equivalent of C$1.00	5%	(2)%
Percentage change in average British pound equivalent of C$1.00	1%	1%
Percentage change in average Euro equivalent of C$1.00	7%	1%

(1)

Effective Q4 2021, gains (losses) on economic hedges of our U.S. share-based compensation plans, which are reflected in revenue, and related variability in share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. share-based compensation plans have been reclassified from our Wealth Management segment to Corporate Support. Comparative amounts have been reclassified to conform with this presentation.

(2)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.
(3)	Represents period-end spot balances.
(4)	Represents client-facing advisors across all our wealth management businesses.

Q4 2021 vs. Q4 2020

Net income increased $12 million or 2% from a year ago, as higher average fee-based client assets and average volume growth were largely offset by higher variable compensation, a legal provision, and lower spreads.

Total revenue increased $383 million or 13%, primarily due to higher average fee-based client assets reflecting market appreciation and net sales, and average volume growth of 7% in loans and 15% in deposits. These factors were partially offset by lower spreads and the impact of foreign exchange translation.

PCL decreased $46 million or 90% in U.S. Wealth Management (including City National), largely due to releases of provisions on performing loans in the current quarter as compared to provisions taken in the prior year. This was partially offset by higher provisions on impaired loans, resulting in an increase of 5 bps in the PCL on impaired loans ratio. For further details on PCL, refer to Capital, Liquidity and Credit Quality in the Q4 2021 Business Segment Performance section of this Earnings Release.

Non-interest expense increased $414 million or 18%, largely due to higher variable compensation commensurate with increased revenue. A legal provision in U.S. Wealth Management (including City National) and higher staff-related costs also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

Q4 2021 vs. Q3 2021

Net income decreased $186 million or 25% from last quarter, mainly due to a legal provision in U.S. Wealth Management (including City National). Revenue growth from higher average fee-based client assets reflecting market appreciation and net sales was more than offset by higher variable compensation, lower spreads, lower transactional revenue, mainly driven by decreased client activity, and higher staff-related costs.

Insurance

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2021	July 31 2021	October 31 2020
Non-interest income
Net earned premiums	$1,569	$1,094	$986
Investment income, gains/(losses) on assets supporting insurance policyholder liabilities (1)	(128)	613	(71)
Fee income	60	47	43
Total revenue	1,501	1,754	958
PCL	(1)	-	(1)
Insurance policyholder benefits and claims (1)	939	1,218	391
Insurance policyholder acquisition expense	93	86	70
Non-interest expense	152	155	151
Income before income taxes	318	295	347
Net income	$267	$234	$254

Revenue by business
Canadian Insurance	$796	$1,136	$299
International Insurance	705	618	659
Selected balances and other information
ROE	42.8%	39.5%	42.5%
Premiums and deposits (2)	$1,795	$1,321	$1,129
Fair value changes on investments backing policyholder liabilities (1)	(266)	475	(235)

(1)

Includes unrealized gains and losses on investments backing policyholder liabilities attributable to fluctuation of assets designated as fair value through profit or loss (FVTPL). The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in Insurance premiums, investment and fee income in the Consolidated Statements of Income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in Insurance policyholder benefits, claims and acquisition expense (PBCAE).

(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q4 2021 vs. Q4 2020

Net income increased $13 million or 5% from a year ago, primarily due to favourable annual actuarial assumption updates, partially offset by lower favourable investment-related experience, including the impact of realized investment gains in the prior year.

Total revenue increased $543 million or 57%, primarily due to higher group annuity sales, which is largely offset in PBCAE as indicated below. Business growth also contributed to the increase. These factors were partially offset by the impact of realized investment gains in the prior year.

PBCAE increased $571 million, primarily due to higher group annuity sales, which is largely offset in revenue. Lower favourable investment-related experience and business growth, primarily in longevity reinsurance, also contributed to the increase. These factors were partially offset by favourable annual actuarial assumption updates in the current year largely related to mortality and economic assumptions.

Non-interest expense remained relatively flat.

Q4 2021 vs. Q3 2021

Net income increased $33 million or 14% from last quarter, largely due to favourable annual actuarial assumption updates, partially offset by lower favourable investment-related experience.

Investor & Treasury Services

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2021	July 31 2021	October 31 2020
Net interest income	$155	$127	$108
Non-interest income	393	390	413
Total revenue	548	517	521
PCL on performing assets	(1)	(3)	(4)
PCL on impaired assets	-	-	-
PCL	(1)	(3)	(4)
Non-interest expense	412	401	407
Income before income taxes	137	119	118
Net income	$109	$88	$91

Selected balances and other information
ROE	15.2%	11.1%	10.1%
Average deposits	$233,300	$221,100	$187,000
Average client deposits	65,700	64,600	63,300
Average wholesale funding deposits	167,600	156,500	123,700
AUA (1)	4,640,900	4,704,400	4,483,500
Average AUA	4,745,400	4,584,300	4,588,400

(1)	Represents period-end spot balances.

Q4 2021 vs. Q4 2020

Net income increased $18 million or 20% from a year ago, primarily driven by higher revenue from our asset services business.

Total revenue increased $27 million or 5%, mainly due to higher revenue from increased client activity in our asset services business.

Non-interest expense remained relatively flat.

Q4 2021 vs. Q3 2021

Net income increased $21 million or 24% from last quarter, mainly driven by lower taxes due to favourable tax adjustments, and higher funding and liquidity revenue primarily reflecting the impact of interest rate movements.

Capital Markets

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2021	July 31 2021	October 31 2020
Net interest income (1)	$1,111	$1,122	$1,183
Non-interest income (1)	1,187	1,341	1,092
Total revenue (1)	2,298	2,463	2,275
PCL on performing assets	(11)	(326)	(3)
PCL on impaired assets	(11)	(11)	68
PCL	(22)	(337)	65
Non-interest expense	1,155	1,363	1,165
Income before income taxes	1,165	1,437	1,045
Net income	$920	$1,129	$840
Revenue by business
Corporate and Investment Banking	$1,225	$1,289	$1,088
Global Markets	1,122	1,232	1,333
Other	(49)	(58)	(146)
Selected balances and other information
ROE	16.1%	19.7%	14.4%
Average total assets	$717,000	$685,600	$709,000
Average trading securities	125,300	120,100	106,700
Average loans and acceptances, net	106,100	98,200	101,500
Average deposits	73,700	74,100	74,400
PCL on impaired loans as a % of average net loans and acceptances	(0.04)%	(0.07)%	0.27%

	For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q4 2021 vs Q4 2020	Q4 2021 vs Q3 2021
Increase (decrease):
Total revenue	$(81)	$24
Non-interest expense	(38)	10
Net income	(36)	10
Percentage change in average US$ equivalent of C$1.00	5%	(2)%
Percentage change in average British pound equivalent of C$1.00	1%	1%
Percentage change in average Euro equivalent of C$1.00	7%	1%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended October 31, 2021 was $125 million (July 31, 2021 – $130 million, October 31, 2020 – $127 million).

Q4 2021 vs. Q4 2020

Net income increased $80 million or 10% from a year ago, largely driven by higher revenue in Corporate and Investment Banking. Higher Other revenue and lower PCL also contributed to the increase. These factors were partially offset by lower revenue in Global Markets and the impact of foreign exchange translation.

Total revenue increased $23 million or 1%, mainly due to higher M&A activity across all regions and higher revenue associated with certain non-trading portfolios. Lower residual funding costs and higher loan syndication activity in North America also contributed to the increase. These factors were partially offset by lower fixed income trading revenue across all regions as the prior year benefitted from increased client activity amidst elevated market volatility, lower equity trading revenue in North America due to reduced client activity, and the impact of foreign exchange translation.

PCL decreased $87 million, primarily due to recoveries on impaired loans in the current year as compared to provisions taken in the prior year, resulting in a decrease of 31 bps in the PCL on impaired loans ratio. For further details on PCL, refer to Capital, Liquidity and Credit Quality in the Q4 2021 Business Segment Performance section of this Earnings Release.

Non-interest expense decreased $10 million or 1%, mainly due to the impact of foreign exchange translation, partially offset by higher compensation on improved results.

Q4 2021 vs. Q3 2021

Net income decreased $209 million or 19% from last quarter, mainly driven by lower releases of PCL on performing assets. Lower fixed income trading revenue across all regions due to reduced client activity and lower loan syndication activity across most regions also contributed to the decrease. These factors were partially offset by lower compensation.

Corporate Support

	As at or for the three months ended
(Millions of Canadian dollars)	October 31 2021	July 31 2021	October 31 2020
Net interest income (loss) (1)	$(49)	$(85)	$(81)
Non-interest income (loss) (1), (2)	29	83	(15)
Total revenue (1), (2)	(20)	(2)	(96)
PCL	-	-	-
Non-interest expense (2)	59	69	1
Income (loss) before income taxes (1), (2)	(79)	(71)	(97)
Income taxes (recoveries) (1), (2)	(84)	(59)	(110)
Net income (loss) (2)	$5	$(12)	$13

(1)	Teb adjusted.
(2)

Effective Q4 2021, gains (losses) on economic hedges of our U.S. share-based compensation plans, which are reflected in revenue, and related variability in share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. share-based compensation plans have been reclassified from our Wealth Management segment to Corporate Support. Comparative amounts have been reclassified to conform with this presentation.

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Total revenue and Income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends and the U.S. tax credit investment business recorded in Capital Markets. The amount deducted from revenue was offset by an equivalent increase in Income taxes (recoveries).

The teb amount for the three months ended October 31, 2021 was $125 million, compared to $130 million in the prior quarter and $127 million in the same quarter last year. For the three months ended October 31, 2021, revenue included gains of $41 million (gains of $51 million in the prior quarter and gains of $7 million in the same quarter last year) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest expense included $42 million ($59 million in the prior quarter and $8 million in the same quarter last year) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans. For further discussion, refer to the How we measure and report our business segments section of our 2021 Annual Report.

The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.

Q4 2021

Net income was $5 million.

Q3 2021

Net loss was $12 million, primarily due to net unfavourable tax adjustments, largely offset by asset/liability management activities and residual unallocated items.

Q4 2020

Net income was $13 million, mainly due to asset/liability management activities, partially offset by net unfavourable tax adjustments.

Key performance and non-GAAP measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income, ROE and non-GAAP measures, including pre-provision, pre-tax earnings. Certain financial metrics, including ROE and pre-provision, pre-tax earnings do not have any standardized meanings under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. We use pre-provision, pre-tax earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of a credit cycle. We believe that certain non-GAAP measures are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance.

Calculation of ROE

	For the three months ended							For the year ended
	October 31, 2021							October 31, 2021
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$2,009	$546	$265	$107	$904	$(12)	$3,819	$15,781
Total average common equity (1), (2)	$24,550	$16,550	$2,450	$2,750	$22,300	$20,900	$89,500	$84,850
ROE (3)	32.5%	13.1%	42.8%	15.2%	16.1%	n.m.	16.9%	18.6%

(1)	Total average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital.
(3)	ROE is based on actual balances of average common equity before rounding.

n.m. not meaningful

Additional information about key performance and non-GAAP measures can be found under the Key performance and non-GAAP measures section of our 2021 Annual Report.

Consolidated Balance Sheets

	As at
(Millions of Canadian dollars)	October 31 2021 (1)	July 31 2021 (2)	October 31 2020 (1)

Assets
Cash and due from banks	$113,846	$115,407	$118,888
Interest-bearing deposits with banks	79,638	80,389	39,013

Securities
Trading	139,240	133,894	136,071
Investment, net of applicable allowance	145,484	138,056	139,743
	284,724	271,950	275,814
Assets purchased under reverse repurchase agreements and securities borrowed	307,903	319,896	313,015

Loans
Retail	503,598	491,890	457,976
Wholesale	218,066	210,739	208,655
	721,664	702,629	666,631
Allowance for loan losses	(4,089)	(4,588)	(5,639)
	717,575	698,041	660,992
Segregated fund net assets	2,666	2,526	1,922

Other
Customers’ liability under acceptances	19,798	19,325	18,507
Derivatives	95,541	102,033	113,488
Premises and equipment	7,424	7,576	7,934
Goodwill	10,854	10,925	11,302
Other intangibles	4,471	4,490	4,752
Other assets	61,883	60,982	58,921
	199,971	205,331	214,904
Total assets	$1,706,323	$1,693,540	$1,624,548

Liabilities and equity

Deposits
Personal	$362,488	$358,500	$343,052
Business and government	696,353	680,413	624,311
Bank	41,990	45,965	44,522
	1,100,831	1,084,878	1,011,885
Segregated fund net liabilities	2,666	2,526	1,922

Other
Acceptances	19,873	19,392	18,618
Obligations related to securities sold short	37,841	34,760	29,285
Obligations related to assets sold under repurchase agreements and securities loaned	262,201	271,165	274,231
Derivatives	91,439	97,150	109,927
Insurance claims and policy benefit liabilities	12,816	12,496	12,215
Other liabilities	70,301	65,813	69,831
	494,471	500,776	514,107
Subordinated debentures	9,593	9,050	9,867
Total liabilities	1,607,561	1,597,230	1,537,781
Equity attributable to shareholders
Preferred shares and other equity instruments	6,684	7,416	5,945
Common shares	17,655	17,656	17,499
Retained earnings	71,795	68,951	59,806
Other components of equity	2,533	2,196	3,414
	98,667	96,219	86,664
Non-controlling interests	95	91	103
Total equity	98,762	96,310	86,767
Total liabilities and equity	$1,706,323	$1,693,540	$1,624,548

(1)	Derived from audited financial statements.
(2)	Derived from unaudited financial statements.

Consolidated Statements of Income

	For the three months ended			For the year ended
(Millions of Canadian dollars, except per share amounts)	October 31 2021 (1)	July 31 2021 (1)	October 31 2020 (1)	October 31 2021 (2)	October 31 2020 (2)

Interest and dividend income
Loans	$5,412	$5,439	$5,522	$21,654	$23,420
Securities	1,200	1,184	1,335	4,877	6,488
Assets purchased under reverse repurchase agreements and securities borrowed	307	291	550	1,309	4,668
Deposits and other	95	83	56	305	307
	7,014	6,997	7,463	28,145	34,883

Interest expense
Deposits and other	1,270	1,278	1,588	5,448	8,783
Other liabilities	641	625	811	2,516	4,985
Subordinated debentures	42	42	54	179	280
	1,953	1,945	2,453	8,143	14,048
Net interest income	5,061	5,052	5,010	20,002	20,835

Non-interest income
Insurance premiums, investment and fee income	1,501	1,754	958	5,600	5,361
Trading revenue	103	179	224	1,183	1,239
Investment management and custodial fees	1,888	1,830	1,577	7,132	6,101
Mutual fund revenue	1,142	1,095	961	4,251	3,712
Securities brokerage commissions	350	356	320	1,538	1,439
Service charges	475	465	456	1,858	1,842
Underwriting and other advisory fees	655	700	578	2,692	2,319
Foreign exchange revenue, other than trading	239	246	233	1,066	1,012
Card service revenue	247	278	211	1,078	969
Credit fees	418	412	361	1,530	1,321
Net gains on investment securities	20	8	23	145	90
Share of profit in joint ventures and associates	34	47	20	130	77
Other	243	334	160	1,488	864
	7,315	7,704	6,082	29,691	26,346
Total revenue	12,376	12,756	11,092	49,693	47,181
Provision for credit losses	(227)	(540)	427	(753)	4,351
Insurance policyholder benefits, claims and acquisition expense	1,032	1,304	461	3,891	3,683

Non-interest expense
Human resources	3,988	4,111	3,587	16,539	15,252
Equipment	514	492	508	1,986	1,907
Occupancy	393	387	431	1,584	1,660
Communications	279	227	254	931	989
Professional fees	417	329	385	1,351	1,330
Amortization of other intangibles	330	320	330	1,287	1,273
Other	662	554	563	2,246	2,347
	6,583	6,420	6,058	25,924	24,758

Income before income taxes	4,988	5,572	4,146	20,631	14,389
Income taxes	1,096	1,276	900	4,581	2,952
Net income	$3,892	$4,296	$3,246	$16,050	$11,437

Net income attributable to:
Shareholders	$3,887	$4,292	$3,247	$16,038	$11,432
Non-controlling interests	5	4	(1)	12	5
	$3,892	$4,296	$3,246	$16,050	$11,437
Basic earnings per share (in dollars)	$2.68	$2.97	$2.23	$11.08	$7.84
Diluted earnings per share (in dollars)	2.68	2.97	2.23	11.06	7.82
Dividends per common share (in dollars)	1.08	1.08	1.08	4.32	4.29

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Comprehensive Income

(Millions of Canadian dollars)	For the three months ended			For the year ended
	October 31 2021 (1)	July 31 2021 (1)	October 31 2020 (1)	October 31 2021 (2)	October 31 2020 (2)
Net income	$3,892	$4,296	$3,246	$16,050	$11,437
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	(183)	70	33	177	(24)
Provision for credit losses recognized in income	(1)	(21)	(9)	(9)	13
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(11)	(4)	(40)	(117)	(161)
	(195)	45	(16)	51	(172)
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	(613)	931	(426)	(4,316)	810
Net foreign currency translation gains (losses) from hedging activities	280	(367)	191	1,740	(397)
Reclassification of losses (gains) on foreign currency translation to income	(2)	2	-	(7)	(21)
Reclassification of losses (gains) on net investment hedging activities to income	-	(1)	-	(1)	21
	(335)	565	(235)	(2,584)	413
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	767	(190)	44	1,373	(1,145)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	99	95	85	272	72
	866	(95)	129	1,645	(1,073)
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans	456	76	498	2,251	(68)
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	67	24	(152)	55	(263)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	40	(1)	4	38	28
	563	99	350	2,344	(303)
Total other comprehensive income (loss), net of taxes	899	614	228	1,456	(1,135)
Total comprehensive income (loss)	$4,791	$4,910	$3,474	$17,506	$10,302
Total comprehensive income attributable to:
Shareholders	$4,787	$4,904	$3,476	$17,501	$10,295
Non-controlling interests	4	6	(2)	5	7
	$4,791	$4,910	$3,474	$17,506	$10,302

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Changes in Equity

	For the three months ended October 31, 2021 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,473	$17,713	$(57)	$(57)	$68,951	$107	$2,389	$(300)	$2,196	$96,219	$91	$96,310
Changes in equity
Issues of share capital and other equity instruments	-	15	-	-	-	-	-	-	-	15	-	15
Common shares purchased for cancellation	-	-	-	-	-	-	-	-	-	-	-	-
Redemption of preferred shares and other equity instruments	(750)	-	-	-	-	-	-	-	-	(750)	-	(750)
Sales of treasury shares and other equity instruments	-	-	205	994	-	-	-	-	-	1,199	-	1,199
Purchases of treasury shares and other equity instruments	-	-	(187)	(1,010)	-	-	-	-	-	(1,197)	-	(1,197)
Share-based compensation awards	-	-	-	-	(2)	-	-	-	-	(2)	-	(2)
Dividends on common shares	-	-	-	-	(1,540)	-	-	-	-	(1,540)	-	(1,540)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(68)	-	-	-	-	(68)	-	(68)
Other	-	-	-	-	4	-	-	-	-	4	-	4
Net income	-	-	-	-	3,887	-	-	-	-	3,887	5	3,892
Total other comprehensive income (loss), net of taxes	-	-	-	-	563	(195)	(334)	866	337	900	(1)	899
Balance at end of period	$6,723	$17,728	$(39)	$(73)	$71,795	$(88)	$2,055	$566	$2,533	$98,667	$95	$98,762

	For the three months ended October 31, 2020 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,448	$17,610	$(1)	$(129)	$57,805	$(123)	$4,866	$(1,208)	$3,535	$86,268	$106	$86,374
Changes in equity
Issues of share capital and other equity instruments	-	18	-	-	(1)	-	-	-	-	17	-	17
Common shares purchased for cancellation	-	-	-	-	-	-	-	-	-	-	-	-
Redemption of preferred shares and other equity instruments	(1,500)	-	-	-	-	-	-	-	-	(1,500)	-	(1,500)
Sales of treasury shares and other equity instruments	-	-	22	658	-	-	-	-	-	680	-	680
Purchases of treasury shares and other equity instruments
instruments	-	-	(24)	(658)	-	-	-	-	-	(682)	-	(682)
Share-based compensation awards	-	-	-	-	(2)	-	-	-	-	(2)	-	(2)
Dividends on common shares	-	-	-	-	(1,539)	-	-	-	-	(1,539)	-	(1,539)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(74)	-	-	-	-	(74)	(2)	(76)
Other	-	-	-	-	20	-	-	-	-	20	1	21
Net income	-	-	-	-	3,247	-	-	-	-	3,247	(1)	3,246
Total other comprehensive income (loss), net of taxes	-	-	-	-	350	(16)	(234)	129	(121)	229	(1)	228
Balance at end of period	$5,948	$17,628	$(3)	$(129)	$59,806	$(139)	$4,632	$(1,079)	$3,414	$86,664	$103	$86,767

(1)	Derived from unaudited financial statements.

	For the year ended October 31, 2021 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$5,948	$17,628	$(3)	$(129)	$59,806	$(139)	$4,632	$(1,079)	$3,414	$86,664	$103	$86,767
Changes in equity
Issues of share capital and other equity instruments	2,250	100	-	-	(5)	-	-	-	-	2,345	-	2,345
Common shares purchased for cancellation	-	-	-	-	-	-	-	-	-	-	-	-
Redemption of preferred shares and other equity instruments	(1,475)	-	-	-	-	-	-	-	-	(1,475)	-	(1,475)
Sales of treasury shares and other equity instruments	-	-	647	4,116	-	-	-	-	-	4,763	-	4,763
Purchases of treasury shares and other equity instruments	-	-	(683)	(4,060)	-	-	-	-	-	(4,743)	-	(4,743)
Share-based compensation awards	-	-	-	-	(6)	-	-	-	-	(6)	-	(6)
Dividends on common shares	-	-	-	-	(6,158)	-	-	-	-	(6,158)	-	(6,158)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(257)	-	-	-	-	(257)	(3)	(260)
Other	-	-	-	-	33	-	-	-	-	33	(10)	23
Net income	-	-	-	-	16,038	-	-	-	-	16,038	12	16,050
Total other comprehensive income (loss), net of taxes	-	-	-	-	2,344	51	(2,577)	1,645	(881)	1,463	(7)	1,456
Balance at end of period	$6,723	$17,728	$(39)	$(73)	$71,795	$(88)	$2,055	$566	$2,533	$98,667	$95	$98,762

	For the year ended October 31, 2020 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$5,706	$17,645	$1	$(58)	$55,874	$33	$4,221	$(6)	$4,248	$83,416	$102	$83,518
Changes in equity
Issues of share capital and other equity instruments	1,750	80	-	-	(5)	-	-	-	-	1,825	-	1,825
Common shares purchased for cancellation	-	(97)	-	-	(717)	-	-	-	-	(814)	-	(814)
Redemption of preferred shares and other equity instruments	(1,508)	-	-	-	-	-	-	-	-	(1,508)	-	(1,508)
Sales of treasury shares and other equity instruments	-	-	110	4,668	-	-	-	-	-	4,778	-	4,778
Purchases of treasury shares and other equity instruments	-	-	(114)	(4,739)	-	-	-	-	-	(4,853)	-	(4,853)
Share-based compensation awards	-	-	-	-	(3)	-	-	-	-	(3)	-	(3)
Dividends on common shares	-	-	-	-	(6,111)	-	-	-	-	(6,111)	-	(6,111)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(268)	-	-	-	-	(268)	(6)	(274)
Other	-	-	-	-	(93)	-	-	-	-	(93)	-	(93)
Net income	-	-	-	-	11,432	-	-	-	-	11,432	5	11,437
Total other comprehensive income (loss), net of taxes	-	-	-	-	(303)	(172)	411	(1,073)	(834)	(1,137)	2	(1,135)
Balance at end of period	$5,948	$17,628	$(3)	$(129)	$59,806	$(139)	$4,632	$(1,079)	$3,414	$86,664	$103	$86,767

(1)	Derived from audited financial statements

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications, including statements by our President and Chief Executive Officer. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and climate related goals. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, competitive, legal and regulatory environment, and systemic risks and other risks discussed in the risk sections and Impact of COVID-19 pandemic section of our annual report for the fiscal year ended October 31, 2021 (the 2021 Annual Report); including business and economic conditions, information technology and cyber risks, environmental and social risk (including climate change), digital disruption and innovation, Canadian housing and household indebtedness, geopolitical uncertainty, privacy, data and third party related risks, regulatory changes, culture and conduct, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy, financial market conditions and our business operations, and financial results, condition and objectives. In addition, as we work to advance our climate goals, external factors outside of RBC’s reasonable control may act as constraints on their achievement, including varying decarbonization efforts across economies, the need for thoughtful climate policies around the world, more and better data, reasonably supported methodologies, and technological advancements, the evolution of consumer behavior, the challenges of balancing interim emissions goals with an orderly and just transition, and other significant considerations such as legal and regulatory obligations.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2021 Annual Report. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections and Impact of COVID-19 pandemic section of our 2021 Annual Report. Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our 2021 Annual Report at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for December 1, 2021 at 8:00 a.m. (EST) and will feature a presentation about our fourth quarter and 2021 results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 9281609#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from December 1, 2021 until February 23, 2022 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 8026879#).

Media Relations Contact

Gillian McArdle, Senior Director, Communications, Group Risk Management and Finance, gillian.mcardle@rbccm.com, 416-842-4231

Fiona McLean, Director, Financial Communications, fiona.mclean@rbc.com, 437-778-3506

Investor Relations Contacts

Asim Imran, Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 416-955-2546

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 87,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.